Filed Pursuant to Rule 433

Free Writing Prospectus dated October 19, 2022

Relating to Preliminary Prospectus Supplement dated October 19, 2022 and

Prospectus dated April 24, 2020

Registration No. 333-237836

Lockheed Martin Corporation

Pricing Term Sheet

October 19, 2022

	4.95% Notes due 2025	5.10% Notes due 2027	5.25% Notes due 2033	5.70% Notes due 2054	5.90% Notes due 2063
Issuer:	Lockheed Martin Corporation
Security Type:	Senior Unsecured
Trade Date:	October 19, 2022
Settlement Date (T+3)*:	October 24, 2022
Interest Payment Dates:	April 15 and October 15, beginning on April 15, 2023	May 15 and November 15, beginning on May 15, 2023	January 15 and July 15, beginning on January 15, 2023	May 15 and November 15, beginning on May 15, 2023	May 15 and November 15, beginning on May 15, 2023
Expected Ratings**:	A3 / A- / A-
Principal Amount:	$500,000,000	$750,000,000	$1,000,000,000	$1,000,000,000	$750,000,000
Maturity:	October 15, 2025	November 15, 2027	January 15, 2033	November 15, 2054	November 15, 2063
Coupon:	4.95% per annum, accruing from October 24, 2022	5.10% per annum, accruing from October 24, 2022	5.25% per annum, accruing from October 24, 2022	5.70% per annum, accruing from October 24, 2022	5.90% per annum, accruing from October 24, 2022
Price to Public:	99.715% of principal amount, plus accrued interest, if any, from October 24, 2022	99.833% of principal amount, plus accrued interest, if any, from October 24, 2022	99.438% of principal amount, plus accrued interest, if any, from October 24, 2022	99.180% of principal amount, plus accrued interest, if any, from October 24, 2022	99.139% of principal amount, plus accrued interest, if any, from October 24, 2022
Yield to Maturity:	5.055%	5.137%	5.323%	5.756%	5.956%
Spread to Benchmark Treasury:	+50 basis points	+80 basis points	+120 basis points	+160 basis points	+180 basis points
Benchmark Treasury:	4.250% due October 15, 2025	4.125% due September 30, 2027	2.750% due August 15, 2032	2.875% due May 15, 2052	2.875% due May 15, 2052
Benchmark Treasury Price and Yield:	99-05 / 4.555%	99-02 / 4.337%	89-00 / 4.123%	78-10 / 4.156%	78-10 / 4.156%
Optional Redemption:

Prior to September 15, 2025 (one month prior to the maturity date), callable at the greater of (a) the make-whole price of T+10 basis points and (b) 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Callable at par on or after September 15, 2025

Prior to October 15, 2027 (one month prior to the maturity date), callable at the greater of (a) the make-whole price of T+15 basis points and (b) 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Callable at par on or after October 15, 2027

Prior to October 15, 2032 (three months prior to the maturity date), callable at the greater of (a) the make-whole price of T+20 basis points and (b) 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Callable at par on or after October 15, 2032

Prior to May 15, 2054 (six months prior to the maturity date), callable at the greater of (a) the make-whole price of T+25 basis points and (b) 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Callable at par on or after May 15, 2054

Prior to May 15, 2063 (six months prior to the maturity date), callable at the greater of (a) the make-whole price of T+30 basis points and (b) 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Callable at par on or after May 15, 2063

CUSIP:	539830BU2	539830BV0	539830BW8	539830BX6	539830BY4
ISIN:	US539830BU22	US539830BV05	US539830BW87	US539830BX60	US539830BY44
Joint Book-Running Managers:

Morgan Stanley & Co. LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Mizuho Securities USA LLC

Wells Fargo Securities, LLC

Senior Joint Lead Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.
Joint Lead Managers:	Lloyds Securities Inc. PNC Capital Markets LLC
Senior Co-Managers:	ANZ Securities, Inc. Fifth Third Securities, Inc.
Co-Managers:

Academy Securities, Inc.

AmeriVet Securities, Inc.

Blaylock Van, LLC

CastleOak Securities, L.P.

MFR Securities, Inc.

Mischler Financial Group, Inc.

Penserra Securities LLC

Samuel A. Ramirez & Company, Inc.

*Note: The issuer expects that delivery of the notes will be made to investors on or about October 24, 2022, which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of the prospectus supplement will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to delivery should consult their advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC that are incorporated by reference in the prospectus for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at +1 (866) 718-1649, Goldman Sachs & Co. LLC toll free at +1 (866) 471-2526 or J.P. Morgan Securities LLC at +1 (212) 834-4533.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Lockheed Martin Corporation on October 19, 2022 relating to its prospectus dated April 24, 2020.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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